

August 19, 2010

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

   Re: ABM Industries Incorporated
     Form 10-K for the year ended October 31, 2008
     Filed December 22, 2008
     Form 10-K for the year ended October 31, 2009
     Filed December 22, 2009
     Definitive Proxy Statement on Schedule 14A
     Filed February 1, 2010
     File No. 001-08929

Dear Mr. James Lusk:

   We have reviewed your letter dated June 25, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 11, 2010.

Form 10-K for the year ended October 31, 2009

Item 9A – Controls and Procedures, page 69

1. Throughout the commenting process, you have identified several errors in your disclosures (i.e., related to the Summary Compensation Table, Schedule of Consolidated Valuation Accounts, and disclosure of the year in which a certain claim was settled). Please tell us what consideration you gave to reassessing your conclusion regarding the

effectiveness of your disclosure controls and procedures as of October 31, 2009 and the results of that reassessment, if applicable.

Definitive Proxy Statement on Schedule 14A filed February 1, 2010

Compensation Discussion and Analysis, page 11

Annual Cash Performance Incentive Payments, page 15

CEO Annual Cash Performance Incentive Payment, page 15

2. We note your response to comment 8 in our letter dated May 11, 2010. Your response notes that in reviewing Mr. Slipsager's performance objectives, the Compensation Committee and the CEO Committee focused on the financial performance of the Company, including financial metrics such as pre-tax operating profit, earnings per share and operating cash flow, and that based on the your financial performance in these and other areas, it was determined that a rating of 97% achievement as it related to financial performance was appropriate. Please disclose the target and actual results for pre-tax operating profit, earnings per share and operating cash flow, and describe how achievement of these financial results led to the determination that a rating of 97% achievement as it related to financial performance was appropriate. You also state that in reviewing the non-financial objectives, the Compensation Committee and the CEO Committee determined that Mr. Slipsager had exceeded his non-financial objectives in the areas of leadership, operational improvement, communication and Project Transform, noting in particular that the strength of his personal leadership and exceptional managerial abilities drove positive results across all divisions, despite the very challenging economic environment facing the Company in fiscal year 2009 and thus the Compensation Committee and the CEO Committee assigned a rating of 177% as it related to the achievement of non-financial objectives. Please describe in greater details these non-financial objectives and how Mr. Slipsager had exceeded his non-financial objectives. Please also explain how achievement of these non-financial objectives led to the determination that a rating of 177% was appropriate. Please provide this disclosure in future filings and tell us how you plan to comply.

Fiscal Year 2009 Equity Incentives, page 20

3. We note your response to comment 11 in our letter dated May 11, 2010. Your response notes that the exact number of performance shares, restricted stock units and stock options granted to NEOs is determined by the Committee based on considerations relating to external bench-marks and internal cost considerations as well as to the NEOs performance during the past year. Your response also notes that taking these factors into consideration, the Committee determined to grant the CEO equity in an aggregate amount equal to 100% of base salary, for Mr. Lusk equity in an aggregate amount equal to 50%

of base salary, for Mr. McClure equity in an aggregate amount equal to 55% of base salary, for Mr. Zaccagnini an amount equal to 50% of base salary, and for Ms. McConnell equity in an aggregate amount equal to 25% of base salary and that in each case, 50% of the equity grant was allocated to performance shares, 25% of the equity grant was allocated to restricted stock units and 25% was allocated to stock options. Please provide the relevant benchmarks and internal cost considerations used to determine the exact number of performance shares, restricted stock units and stock options granted to your NEOs. Additionally, explain how such benchmarks and internal cost considerations were used to determine the equity grant amounts for your NEOs. Finally, describe why 50% of the equity grant was allocated to performance shares, 25% of the equity grant was allocated to restricted stock units and 25% was allocated to stock options. Please provide this disclosure in future filings and tell us how you plan to comply.

You may contact Jaime John, at (202) 551-3446, Jessica Barberich at (202) 551-3782 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief